                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                          Administrative Procedures For

                    Flexible Premium Variable Life Insurance

                                   March 2008

This document sets forth the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 ("1940 Act"). The Rule provides exemptions from sections 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22c-l thereunder, for issuance, transfer and redemption procedures under the Flexible Premium Variable Life Insurance Policy ("Policy") to the extent necessary to comply with other provisions of Rule 6e-3(T), state insurance law or established administrative procedures of The Lincoln National Life Insurance Company and Lincoln life & Annuity Company of New York (collectively, "Lincoln Life" or the "Company"). To qualify for the exemptions, procedures must be reasonable, fair and not discriminatory and must be disclosed in the registration statement filed by the Separate Account.

Lincoln Life believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii), as described below.

This document applies to the following Policies issued by Lincoln Life:

ACCOUNT                                                                      PRODUCT NO. PRODUCT NAME
---------------------------------------------------------------------------  ----------- -------------------------------------------
Lincoln Life Flexible Premium Variable Life Account D (811-04592)            033-00417   Variable Universal Life Leadership Series

Lincoln Life Flexible Premium Variable Life Account F (811-05164)            033-14692   American Legacy Life
                                                                             333-40745   American Legacy Estate Builder

Lincoln Life Flexible Premium Variable Life Account G (811-05585)            033-22740   VUL-III

Lincoln Life Flexible Premium Variable Life Account J (811-08410)            033-76434   American Legacy Variable Life

Lincoln Life Flexible Premium Variable Life Account K (811-08412)            033-76432   Multi Fund Variable Life

Lincoln Life Flexible Premium Variable Life Account M (811-08557)            333-82663   VULdb / VULdb ES
                                                                             333-84360   VULdb-II ES
                                                                             333-42479   VUL-I / VULcv
                                                                             333-54338   VULcv-II / VULcvII ES / VUL Flex
                                                                             333-84370   VULcv-III ES
                                                                             333-63940   MoneyGuard VUL
                                                                             333-111137  VULone ES / VULone 2005 ES
                                                                             333-111128  Momentum VULone / Momentum VULone 2005
                                                                             333-118478  VULcv-IV ES
                                                                             333-118477  VULdb-IV ES
                                                                             333-145090  Momentum VULone 2007
                                                                             333-139960  VULone 2007

Lincoln Life Flexible Premium Variable Life Account R (811-08579)            333-43107   SVUL / SVUL-I
                                                                             333-33782   SVUL-II / SVUL-II ES
                                                                             333-90432   SVUL-III ES
                                                                             333-115882  SVUL-IV ES
                                                                             333-125792  SVULone ES
                                                                             333-125991  Momentum SVULone
                                                                             333-145235  SVULone 2007 ES
                                                                             333-145239  Momentum SVULone 2007

Lincoln Life Flexible Premium Variable Life Account S (811-09241)            333-72875   CVUL / CVUL Series III / CVUL Series III ES
                                                                             333-104719  LCV4 ES
                                                                             333-125790  LCV5 ES / LCC VUL

Lincoln Life Flexible Premium Variable Life Account Y (811-21028)            333-81884   American Legacy VULcv-III
                                                                             333-81882   American Legacy VULdb-II
                                                                             333-90438   American Legacy SVUL-III
                                                                             333-118482  American Legacy VULcv-IV
                                                                             333-118481  American Legacy VULdb-IV
                                                                             333-115883  American Legacy SVUL-IV


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
Lincoln Life & Annuity Flexible Premium Variable Life Account M (811-08559)  333-141782  VUL-I / VULcv
                                                                             333-141788  VULcv-II / VUL Flex ES
                                                                             333-141789  VULcv-III ES
                                                                             333-141785  VULdb / VULdb ES
                                                                             333-141790  VULdb-II ES
                                                                             333-141779  VULone ES / VULone 2005 ES
                                                                             333-141767  Momentum VULone / Momentum VULone 2005
                                                                             333-141771  VULcv-IV ES
                                                                             333-141775  VULdb-IV ES

LLANY Separate Account R for Flexible Premium Variable Life (811-08651)      333-141780  SVUL / SVUL ES
                                                                             333-141784  SVUL-II ES
                                                                             333-141786  SVUL-III ES
                                                                             333-141768  SVUL-IV ES
                                                                             333-141772  SVULone ES
                                                                             333-141776  Momentum SVULone

LLANY Separate Account S for Flexible Premium Variable Life (811-09257)      333-141777  CVUL Series III ES
                                                                             333-141773  LCV4 ES
                                                                             333-141769  LCV5 ES / LCC VUL

Lincoln Life & Annuity Flexible Premium Variable Life Account Y (811-21029)  333-141781  American Legacy VULcv-III
                                                                             333-141783  American Legacy VULdb-II
                                                                             333-141787  American Legacy SVUL-III
                                                                             333-141770  American Legacy VULcv-IV
                                                                             333-141774  American Legacy VULdb-IV
                                                                             333-141778  American Legacy SVUL-IV

I. PURCHASE AND RELATED TRANSACTIONS

a. APPLICATION AND UNDERWRITING STANDARDS

Upon receipt of a completed application, Lincoln Life will follow certain insurance underwriting procedures (e.g., evaluation of risks) designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed applicant before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws prohibiting unfair discrimination among insureds. Lincoln Life may modify its underwriting requirements, in accordance with Company practice in effect when the policy is issued, for policies issued in connection with group arrangements.

The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each insured. Insurance is based on the principle of pooling and distribution of mortality risks, the assumption that each insured incurs an insurance rate commensurate with his or her mortality risk which is actuarially determined based upon factors such as issue age, gender, rating class, and policy year. For two Policies with the same gender, rating class and attained age, the cost of insurance rate for the Policy with the younger issue age will never exceed, and in some cases will be less than, that for a Policy with an older issue age. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all insureds in a given actuarial category. Current cost of insurance rates will be determined by Lincoln Life based upon expectations as to future mortality experience.

The insurance coverage will begin on the policy date, unless otherwise required by insurance law or concepts such as "conditional receipt". Ordinarily, if the application is approved and money is received, the policy date will be the date the money is received. If a premium is not paid with the application, the policy date is the issue date however, the policy will not be placed in force and coverage will not begin until the initial premium is received. The policyholder may request that the Policy be backdated for the purposes of saving insurance age or conforming to employment related requirements (e.g. common enrollment date). The contestable period starts from the policy effective date or the underwriting approval date, which ever is later. In those instances when Lincoln Life declines to issue a Policy, the full premium paid will be returned with no interest having been credited.

Under Lincoln Life's current rules, the minimum Specified Amount at issue is $100,000. Lincoln Life reserves the right to revise its rules from time to time to specify a different minimum Specified Amount at issue.

b. INITIAL PREMIUM PROCESSING & PLANNED PREMIUM STANDARDS


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The initial premium must be paid for coverage to be effective. If the full initial premium is not received, the policy may enter the grace period requiring additional premium to keep the policy in force.

For policies issued in a state that requires return of premium payments during the Right to Examine period, any net premium payments received by us within 10 days (or a greater number of days if required by state) of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, the value of the Money Market Sub-Account will be allocated among the Sub-Accounts and the Fixed Account, as directed by the policyowner.

For policies issued in a state that provides for return of value during the Right to Examine period, any net premium payments received will be allocated directly to the Sub-Accounts and the Fixed Account, as directed by the policyowner.

Planned premiums for the Policies will not be the same for all policy owners. At time of application, the registered representative will assist the policyowners in determining a Planned Periodic Premium payment schedule that provides for a level premium payable at a fixed interval for a specified period of time. Payment of premiums in accordance with this schedule is not mandatory and failure to make payments in accordance with the schedule will not in itself cause the Policy to lapse. Instead, policy owners may make additional premium payments in any amount, at any frequency, subject only to the $100 product minimum premium amount (currently being waived), and the maximum premium limitations set forth in the Internal Revenue Code (the "Code"). If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, Lincoln Life will accept only that portion of the premium which will make total premiums equal such maximum.

The Policy is intended to qualify as a "contract of life insurance" under the Internal Revenue Code. If at any time the policyowner pays a premium that would exceed the amount allowable for qualification under the Code, Lincoln Life will either refund the excess premium, offer the option to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance with the allocation instructions on file. The policyowner will be notified when premiums may be paid again. The policyowner may choose any option by returning an enclosed election form. If the election form is not returned within 60 days, Lincoln Life will refund the excess premium.

The Code provides for significant tax consequences if policies are deemed to be modified endowment contracts. Lincoln Life's procedures for monitoring whether a policy may become a modified endowment contract are set forth herein. If at any time during the year Lincoln Life determines the Technical and Miscellaneous Revenue Act (TAMRA) guidelines have been violated and excess premiums have been remitted which would cause the policy to be deemed a modified endowment contract, Lincoln Life will give written notice of this fact to the policyowner. If the policyowner pays a premium that would cause the Policy to be deemed a MEC and does not consent to the MEC status for the Policy, Lincoln Life will either refund the excess premium, offer the option to apply for an increase in Death Benefit, or if the excess exceeds $250, offer the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the Policy later in accordance with the allocation instructions on file. The notice will set forth the policyowner's options with respect to the policy. Any of these options would avoid having the policy deemed a modified endowment contract. The policyowner may choose any option by returning an enclosed election form. If the form is not return within 60 days, Lincoln Life will place the excess money into a premium deposit fund and the policy will not become a modified endowment contract.

The policy will remain in force so long as the cash value, less any outstanding policy debt, is sufficient to pay certain monthly charges imposed in connection with the Policy. Thus, the amount of a premium, if any, that must be paid to keep the Policy in force depends upon the cash value of the Policy, which in turn depends on such factors as the investment experience and the cost of insurance charge.

c. REINSTATEMENT

A policy which terminates under the grace period provision of this contract may be reinstated at any time within five (5) years after the date of termination provided:

     1.   The policy has not been surrendered;

     2.   The insured has not died since the date of lapse;

     3.   A written application for reinstatement is submitted;

     4. Evidence of insurability is sufficient to prove to the Company's satisfaction that the insured is still able to meet the underwriting standards for the "actuarial category" to which the Policy was originally assigned;

     5.   Enough premium is paid to keep policy In Force for at least 2 months;
          and

     6. Any accrued loan interest is paid, and any remaining Indebtedness is paid or reinstated.


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Upon request for reinstatement, Lincoln Life will determine the minimum premium amount needed to reinstate the policy based on the insured's attained age, sex, policy year, rating class, and the Specified Amount of the policy. The Policyowner will be notified of the total amount of premium required to reinstate the policy.

The reinstatement of the policy will be effective as of the monthly anniversary day following the date of the approval. Surrender charges, if any, will be reinstated as of the policy year in which the policy lapsed. The
Incontestability provision starts anew as of the effective date of reinstatement application for statements contained in the reinstatement application.

d. MISSTATEMENT OF AGE OR SEX

If Lincoln Life discovers that the age or sex of the insured has been misstated, the benefits available under the policy will be those which the premiums paid would have purchased at the correct Issue Age and sex.

e. CHANGE OF PLAN

This policy may be exchanged for another policy only if we consent to the exchange and all requirements for the exchange as determined by us are met.

f. POLICYOWNER ILLUSTRATIONS

The Company utilizes field and Service Center computers in preparing illustrations for Flexible Premium Variable Life Insurance.

Registered Representatives licensed with Lincoln Financial Distributors (LFD) or Agents licensed with other broker-dealers who have entered into a selling agreement with LFD will be supplied with access to the Lincoln Sales Platform containing approved illustrations for Flexible Premium Variable Life Insurance.

In addition, the Company's field offices and Service Center in Concord, New Hampshire will be supplied such access to the Lincoln Sales Platform and will prepare illustrations at the request of duly registered representatives.

II. REDEMPTION PROCEDURES

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the procedures for mutual funds and contractual plans.

Once the policy is beyond the Right to Examine Period and as long as the Policy is in force, the policyowner, with the approval of the irrevocable beneficiary and/or assignee, if any, may request a policy loan, partial surrender/withdrawal or surrender of the Policy by sending a written request to Lincoln Life. At the time the written request is received, it will be reviewed for good order requirements. Requests deemed not in good order will result in returning the request to the policyowner for completion.

a. POLICY LOANS

A policy loan request may be made for part of the Policy's cash value at any time in which the Policy has cash value, however, Lincoln Life reserves the right to limit the amount of the loan so that total policy indebtedness will not exceed 90% the Cash Value at the end of the Valuation Period during which the loan request is received.

The amount of the loan will be withdrawn from the Fixed Account & Sub-Account(s) in the same proportion as the balances invested in such Sub-Accounts bear to the total accumulation value of the Policy, less any policy debt, on the date of the loan, unless otherwise instructed in writing. The proceeds will be placed in the Loan Account where they will accrue interest on a daily basis. The outstanding loan balance may be repaid at any time during the lifetime of the insured. Any policy indebtedness at time of claim will reduce the death benefit.

All Policy Loan requests received in Good Order before market close will be processed same day and the check will be mailed within 48 hours, with the exception of requests for a maximum loan when the policy has an existing loan in effect. Due to system constraints, these requests will be processed the next business day with an effective date of the original Good Order receipt and the check will be mailed within 48 hours of the process date. A confirmation statement is automatically generated and mailed to the Owner at the address of record.

b. PARTIAL SURRENDER/WITHDRAWAL & SURRENDERS

A withdrawal request may be made for part of the Policy's cash value at any time in which the Policy has cash value. The total of all withdrawals may not exceed 90% the policy cash value, less any policy debt at the end of the valuation period


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

during which the request is received. The minimum amount that may be withdrawn is $500. If for any reason the withdrawal request is for an amount less than $500 or would cause the Specified Amount to be reduced to less than $100,000, Lincoln Life will furnish the policyowner with a written explanation of why the request cannot be processed within twenty-four (24) hours.

The withdrawal may be allocated among the Sub-Accounts and Fixed Account. If no such allocation is made, the withdrawal will be allocated among the Fixed Account and/or Sub-Account(s) in the same proportion as the balances invested in such Sub-Accounts bear to the total accumulation value of the Policy, less any policy debt, on the date of the withdrawal.

All Partial Surrender/Withdrawal requests received in Good Order before market close will be processed same day and the check will be mailed within 48 hours, with the excpetion of requests for a maximum withdrawal. Due to system constraints, these requests will be processed the next business day with an effective date of the original Good Order receipt and the check will be mailed within 48 hours of the process date. A confirmation statement is automatically generated and mailed to the Owner at the address of record.

A surrender request may be made at anytime. The policy may be assessed a surrender charge that is deducted from the Policy's Accumulation Value if it is surrendered within its surrender charge period. A Table of Surrender Charges is included in each Policy. The surrender charge in effect at any time is the sum of the surrender charge for the initial Specified Amount plus the surrender charge for any increase(s) in the Specified Amount minus any previously assessed surrender charges. Optional riders may afffect the amount of surrender value avialble.

The amount payable upon surrender of the Policy is the cash value at the end of the valuation period during which the request is received, less any policy debt (the "Surrender Value"). Any payments received within Fifteen (15) days of the surrender of the policy will be held until sufficient time to clear banking channels. All Surrender requests received in Good Order before market close will be processed same day and the check will be mailed within 48 hours. A confirmation statement is automatically generated and mailed to the Owner at the address of record.

c. CHANGES IN SPECIFIED AMOUNT & DEATH BENEFIT

Following the first policy year, the policyowner, with the approval of the irrevocable beneficiary and/or assignee, if any, may request a change in the Specified Amount or Death Benefit subject to the following conditions.

     1. Request in change of coverage must be submitted on a supplemental application.

     2.   Maximum of 1 request per type of change is allowed per policy year.

     3. Requests for an increase in Specified Amount are subject to evidence of insurability satisfactory to Lincoln Life; and may not b allowed over certain attained ages. The minimum of specified amount increase is $1,000. A new surrender charge and surrender charge period will be applicable to each increase.

     4. Requests for decrease in Specified Amount may be subject to a surrender charge. The charge will be assessed on any decrease in Specified Amount that occurs within the first 10 years of the policy and is not caused by a partial surrender. The charge will be calculated as A) divided by B) and then multiplied by C), where:

          A)   is the sum of all decreases;

          B)   is the initial specified amount; and

          C) is the then applicable surrender charge from the schedule in the policy.

          We may limit requests for decreases in Specified Amount to the extent there is insufficient Net Accumulation Value to cover the necessary charges. The minimum decrease in Specified Amount is $1,000 and no decrease may reduce the Specified Amount to less than $100,000.

     5. The Death Benefit Option may only be changed to Option 1 and requests are subject to evidence of insurability satisfactory to Lincoln Life. Requested changes to Option II or to Option III are not allowed. Changes from Option II to Option I will increase the Specified Amount by the accumulation value as of the effective date of change. Changes from Option III to Option I will increase the Specified Amount by the accumulated premiums paid less any withdrawals (less the cumulative policy factor if elected) as of the date of the change.

The effective date of coverage change will be the Monthly Anniversary following the approval of the request and is subject to deduction of that month's cost of insurance from the policy's accumulated value. A supplement to the Policy Specifications will be endorsed to the policy and sent to the policy owner once the change is completed.

Any the request deemed Not in Good Order will be returned within twenty-four
(24) hours and Lincoln Life will furnish


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the policyowner with a written explanation of why the request cannot be processed.

d. ACCELERATED BENEFIT RIDER

A Policy may include a rider which allows a policyowner to request an advance of a portion of the policy's death benefit. There is a charge for these riders of $250 (limited in certain states), which will be deducted from any benefit paid. Benefits payable under the rider will be considered as a loan against the policy for the amount of the accelerated benefit paid and as such will be charged interest.

e. CONTINUATION OF COVERAGE & BENEFIT CLAIMS

If the Policy is in force at the Insured's Attained Age 100, the following will occur:

-    No further premiums will be accepted;

-    No further monthly deductions will be taken;

- All policy values held in the Sub-Accounts will be transferred to the Fixed Account;

-    Transfers to the Sub-Accounts will not be allowed;

-    Interest will continue to be credited to the Fixed Account; and

- Loan interest will continue to accrue. Provisions may vary in certain states.

If a Policy includes a Benefit Selection Option, the policyowner may choose to reduce the Death Benefit provided by the Continuation of Coverage provision in return for potentially greater accumulation value. This option is designed to reduce the charges for the per $1000 of specified amount administrative expense fee deducted from the policy values and thereby reducing the charges for the cost of the death benefit provided giving the policyowner the opportunity to have a larger accumulation value allocated to the Fixed Account and invested in the Sub-Accounts.

While the Policy remains In Force, Lincoln Life will usually pay a death benefit to the named beneficiary and assignee, if any, in accordance with the designated death benefit option within seven (7) days after receipt of due proof of death of the insured. The payment check will be mailed to the named beneficiary. Payment of death benefits may, however, be delayed while we obtain additional information if death occurs during the contestable period, is the result of suicide, homicide, occurs in a foreign country and/or Stock Market closing. The amount of the death benefit is determined as of the insured's date of death. The amount of the death benefit is guaranteed to be not less than the current Specified Amount of the Policy (as adjusted by an election of a Benefit Selection Option percentage greater than 0%), however, any outstanding policy debt and any due and payable charges will be deducted from the death benefit amount before the proceeds are paid. These proceeds will be increased by any additional insurance provided by rider. The death benefit may exceed the current Specified Amount of the Policy (as adjusted by an election of a Benefit Selection Option percentage greater than 0%) depending upon the death benefit option in effect, the accumulation value, and the corridor percentage in effect at the date of death.

The death benefit under Death Benefit Option I will be the greater of (i) the current Specified Amount (as adjusted by an election of a Benefit Selection Option percentage greater than 0%)or (ii) the Accumulation Value on the death of the Insured multiplied by the corridor percentage. Under Death Benefit Option II, the death benefit equals the greater of (i) the current Specified Amount (as adjusted by an election of a Benefit Selection Option percentage greater than 0%) plus the Accumulation Value on the death of the Insured or (ii) the Accumulation Value on the date of death multiplied by the corridor percentage. Under Death Benefit Option III, the Death Benefit equals the greater of (i) the current Specified Amount plus (as adjusted by an election of a Benefit Selection Option percentage greater than 0%) the total premiums paid less any withdrawals to the date of death or (ii) the Accumulation Value multiplied by the corridor percentage.

III. TRANSFERS

Following is a summary of the administrative procedures Lincoln Life will utilize in processing transfers among the Sub-Accounts and the Fixed Account. Any transfer of funds results in the purchase and/or cancellation of accumulation units. The purchase and/or cancellation of such units are based on the accumulation unit values of the applicable Sub-Accounts for the valuation period during which the transfer is effective. Transfer and financial requests received in Good Order before 4:00 P.M. Eastern time or prior to market close if earlier, will be processed on and made effective the date of receipt.

a. TRANSFERS AMONG SUB-ACCOUNTS AND FIXED ACCOUNT

At any time while the policy is in force, other than during the Right to Examine Period, and prior to the Maturity date, Policyowners may transfer funds among the Sub-Accounts and the Fixed Account subject to certain provisions. Transfer


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requests may be made in writing or electronically via internet or telephone if the appropriate authorization is on file with Lincoln Life.

During the first policy year, transfers from the Fixed Account may be made only as provided for in the Dollar Cost Averaging program. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of 25% of the Fixed Account value as of the immediately preceding policy anniversary or the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

In addition, Lincoln Life reserves the right to impose the following restrictions on transfers:

- Amount being transferred may not exceed the maximum transfer amount limit then in effect.

- Amount being transferred may not be less than the minimum transfer amount shown in the Policy Specifications ($50) unless the entire value of the Fixed Account or Sub-Account is being transferred.

- Any value remaining in the Fixed Account or Sub-Account following a transfer may not be less than $100.

At this time these restrictions are currently being waived.

The Policy dfiens the number of transfer requests allowed in any policy year without charge. Thereafter, a $25 transfer fee will be deducted on a pro-rata basis from the Fixed Account and/or Sub-Account(s) from which the transfer is being made. A single transfer request may consist of multiple transactions.

If a transfer request is deemed Not in Good Order for any reason, Lincoln Life will notify the policyowner as to why the request cannot be processed.

Should the Company further limit the timing, amount or number of transfers at some future date; the policyowner will be notified of such change.

b. DOLLAR COST AVERAGING

The Dollar Cost Averaging (DCA) feature systematically transfers a specific dollar amount from the Money Market Sub-Account or from the Fixed Account (only available at time of issue) to one or more Sub-Accounts on a monthly or quarterly basis. By making the transfers on a regularly scheduled basis, instead of on a lump sum basis, the policyowner is able to invest in the sub-accounts at various prices and by doing so may reduce exposure to market volatility.

This feature may be elected by the policyowner at time of application or anytime while the policy is in force. There is currently no charge for this feature and the transfers made in conjunction with this program do not count against the free transfers available. The minimum value required in the Money Market (or Fixed Account) to establish DCA is $1,000 and the minimum scheduled allocation amount is $50. Dollar Cost Averaging and Automatic Portfolio Rebalancing may not be elected at the same time.

Dollar Cost Averaging will terminate automatically upon any of the following:

-    The value in the Money Market Sub-Account (or Fixed Account) is depleted;

-    After 12 or 24 months (as elected by policyowner);

-    Request to terminate feature from authorized party.

-    If the policy is surrendered or otherwise terminates.

- DCA will not automatically restart upon receipt of an additional premium payment.

The Company has the right to modify the terms and conditions of the Dollar Cost Average privileges at any time with advance notice to policyowners

c. AUTOMATIC PORTFOLIO REBALANCING

Automatic Portfolio Rebalancing periodically restores the percentage of policy value in the Sub-Accounts to a pre-determined level on a quarterly, semi-annual or annual basis. The Fixed Account is not subject to rebalancing. This feature may be elected by the policyowner at time of application or anytime while the policy is in force. If elected at time of issue, the pre-determined level is the allocation initially selected on the application, until changed by the policyowner. All allocation percentages must be made in whole percents and must total 100%. There is currently no charge for this feature and the transfers made in conjunction with this program do not count against the free transfers available. Automatic Portfolio Rebalancing and Dollar Cost Averaging may not be elected at the same time.


                                        7

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Rebalancing will only be terminated upon the request of an authorized party or the termination of the policy.

The Company has the right to modify the terms and conditions of the Automatic Portfolio Rebalancing privileges at any time with advance notice to policyowners.

d. ALLOCATION CHANGES

The initial designation of the allocation of net premium payments among the Sub-Accounts & the Fixed Account is made by the policyowner at time of application. Changes to the net premium allocations can be made at anytime. All allocations of net premiums must be made in whole percentages and must total 100%.

IV. REFUNDS

a. FREE LOOK PERIOD

The Policyowner, with the approval of the irrevocable beneficiary and/or assignee, if any, may cancel the Policy within ten (10) days after its receipt (or a greater number of days if required by the issue state). Upon receipt of the written request to cancel within the Free Look Period and deemed in good order, Lincoln Life will void the policy from the policy date and, depending upon the issue state of the policy, refund to the policyowner all the premium payments or the policy value plus any charges and fees. The registered representative will be required to return any commissions paid in connection with the sale.

b. SUICIDE

In the event the insured commits suicide, whether sane or insane, within two (2) years of the Date of Issue shown in the policy Specifications, Lincoln Life's liability will be limited to the return of the premiums paid, less any policy Indebtedness and partial surrenders/withdrawals. In the event of suicide within two (2) years of the effective date of any increase in Specified Amount, the Death Benefit Proceeds with respect to such an increase will be limited to a refund of the monthly charges for the cost of such additional insurance and the amount of insurance will be based on the Specified Amount prior to such increase, provided that the increase became effective at least 2 years from the Date of Issue shown in the policy Specifications.

c. INCONTESTABILITY

Except for nonpayment of premium, the policy is incontestable after it has been In Force during the lifetime of the insured for a period of two (2) years from the Date of Issue shown in the policy Specifications. Further, any increase in the Specified Amount effective after the Date of Issue will be incontestable only after such increase has been In Force during the lifetime of the insured for two (2) years. The basis for contesting an increase in Specified Amount will be limited to the material misrepresentations made in the supplemental application for the increase.

If the policy is reinstated, the basis for contestability is limited to a period of 2 years from the date of reinstatement and limited to the material misrepresentations made in the reinstatement application.

In the event of contest of the Policy during the first two (2) policy years as to statements made in the original application, the only liability of Lincoln Life will be a refund of premiums paid less any policy debt and partial surrender/withdrawal. In the event of a contest during the two years following an increase in the Specified Amount, the only liability of Lincoln Life for such increase will be a refund of the cost of insurance for such increase. Any increase will be contestable, within the two (2) year period, only with regard to statements concerning the increase.

V. BILLING AND COLLECTION PROCEDURES

Based on the scheduled billing requested time of application, or changes to the billing received since then, premium reminder notices are system-generated then printed and mailed by Lincoln's Print and Distribution Center. Premiums in response to the reminder notices will be sent directly to a lockbox processing center which deposits the proceeds into the appropriate Lincoln Life bank account based on the scan code on the remittance stub. Unsolicited premiums received at Lincoln Life's service center will be deposited into Lincoln Life's account at a local depository bank. If the policyowner elected to pay the premiums through pre-authorized check, a system generated report is sent to Lincoln Life's bank to withdraw the proceeds from the client's bank account and subsequently deposit them into Lincoln Life's bank account.

Premiums for the "List Billing" mode of payment, which allows the employer to deduct premiums from the policyowners' paychecks and remit one payment for a group of policies, are sent directly to a lockbox processing center which deposits the proceeds into a Lincoln Life bank account.


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Based on the system-generated report, funds will be transferred from Lincoln
Life's regular bank account to the Sub-Accounts as directed by the policyowner.

If a premium payment is received at the time a policy is in the grace period that is not sufficient to pay the policy current and to an active status, the payment will error during processing and remain in the suspense account. A balance due notification will be sent to the policy owner. The balance due payment is due at Lincoln Life two weeks from the date of the letter. If the balance due is not received, the money received is released from the suspense account and refunded to the customer.

VI. INCOMPLETE / NOT IN GOOD ORDER REQUESTS

All requests are subject to Good Order requirements. Good Order refers to whether a request can be processed without additional information. The following items are reviewed to determine whether the request meets Good Order requirements.

-    Acceptable format for specific request.

-    Appropriate signatures, i.e., policy owner, assignee

- Transaction requests meets product requirements, i.e., funds requested are available for product, disbursement request does not exceed product maximum

If a request is received and deemed Not in Good Order, Lincoln Life will notify the policyowner and explain why the request was not processed.

VII. TELEPHONE/INTERNET REQUESTS

At time of application (except in New York state) or anytime the policy is active, the policyowner may authorize himself/herself, their Registered Representative and/or a third party (telephone only) to request certain transactions by telephone or via the internet. Once the appropriate authorization is on file, Lincoln Life will use reasonable procedures such as individual validation during internet login, requiring identifying information from callers, recording telephone instructions and providing written confirmation of transactions in order to confirm that instructions are genuine.

VIII. RETURNED/UNPAID CHECKS

When an unpaid item is received, a suspense account will be charged for the amount of the check. The payment transaction will be reversed from the policy on the administrative system immediately effective the date of the original payment application and the Agent commissions paid; as a result of the original premium payment will be recovered automatically. A letter will be sent to the Policyowner as notification that the payment was returned by the bank and that payment has been reversed from the policy. The agent of record will receive a copy of this notification. If a replacement check is received at Lincoln Life, it will be applied effective the date of receipt.

IX. NOTIFICATIONS

Written policyowner notifications will be sent to the policyowner promptly when selected transactions are processed. Transactions which will be documented include, but are not limited to, the following:

-    Planned premium payments as well as additional payments and loan repayments

- Fund Transfers, including Dollar Cost Averaging and Automatic Portfolio Rebalancing

-    Policy Loans, Partial Surrenders/Withdrawals

-    Refunds

- Increases or Decreases in Specified Amount including Death Benefit Option Changes

-    Lapse Pending and Lapse

-    Returned/Unpaid Checks

-    Reinstatements


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-    Beneficiary/Ownership Changes and Assignment/Release of Assignment

-    Address Changes

-    Surrenders

-    Benefit Claims

X. ROLE OF LINCOLN FINANCIAL DISTRIBUTORS

Lincoln Financial Distributors, Inc. ("LFD") will be responsible for overseeing the administration of the Flexible Premium Variable Life Insurance Policy under, and to the extent required by, the various state and federal laws and the rules, regulations, and requirements of the Financial Industry Regulatory Authority in accordance with procedures established from time to time by LFD.


XI. ROLE OF LINCOLN LIFE POLICY ISSUE AND UNDERWRITING DEPARTMENT

After an application has been approved for suitability requirements, the application is processed by the Underwriting Department for selection of the risk. The Policy Issue Department issues, prepares and mails the completed Policy to the registered representative for delivery to the policyowner.

XII. ROLE OF LINCOLN LIFE CUSTOMER SERVICE DEPARTMENT

The Customer Service Department will process the following, based on review for Good Order and authorization by LFD:

-    Planned premium payments, additional payments and loan repayments;

-    Billing Changes /Notices & Unpaid Checks;

- Fund Transfers, Allocation Changes, Dollar Cost Averaging and Automatic Portfolio Rebalancing;

-    Lapse Pending/Lapse and MEC notices;

-    Policy Loans, Partial Surrenders/Withdrawals;

-    Refunds;

- Increases / Decreases in Specified Amount, Death Benefit Option Changes and Rate/Class changes and Reinstatements;

-    Beneficiary/Ownership Changes and Assignment/Release of Assignment;

-    Address Changes;

-    Surrenders;

-    Handling correspondence and inquiries.


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